FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Notice of Annual General Meeting

30 March 2021 12:15 BST

Notice of Annual General Meeting

AstraZeneca PLC (the Company) announced today the publication of its Notice of Annual General Meeting 2021 and Shareholders' Circular (the Notice).

The Notice has been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The Notice is also available on the Company's website at www.astrazeneca.com/noticeofmeeting2021

The Company's Annual Report and Form 20-F Information 2020 (the Annual Report) was published on 15 February 2021.

The Notice is being despatched to shareholders today.

The date of the 2021 Annual General Meeting of the Company (the AGM) has been changed since the publication of the Annual Report, which indicated the AGM would take place on 30 April 2021. The AGM  will now be held on Tuesday 11 May 2021 at 11.00am (BST) at Academy House, 136 Hills Road, Cambridge CB2 8PA. In line with UK Government restrictions relating to public gatherings as at the date of the Notice, the AGM will be a closed meeting and it will not be possible for shareholders to attend.

Shareholders are strongly encouraged to vote in advance of the meeting by appointing the Chairman of the AGM as their proxy. This means the Chairman of the AGM will be able to vote on their behalf, and in accordance with their instructions, at the AGM. Further details on how shareholders can appoint the Chairman of the AGM as their proxy can be found on page 10 of the Notice.

The Board values the support and engagement of all shareholders. On Friday 30 April 2021 at 2.00pm (BST), the Company will live-broadcast online a presentation from certain members of the Board and invite shareholders to participate in a live Q&A session should they wish to do so. Details about how to access the shareholder engagement event, and how to ask questions can be found from page 12 of the Notice.

In respect of the proposed acquisition of Alexion Pharmaceuticals Inc. (the Transaction), a separate Notice of Meeting and Shareholders' Circular will be published and despatched to shareholders in due course in connection with the shareholders' general meeting at which approval to proceed with the Transaction will be sought.

The Company continues to monitor the situation in relation to COVID-19 and will notify shareholders via our website, www.astrazeneca.com as soon as practicably possible if there are any changes to the AGM arrangements.

The business to be conducted at the AGM is summarised below:

1. To receive the Company's Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2020

2. To confirm dividends

3. To reappoint PricewaterhouseCoopers LLP as Auditor

4. To authorise the Directors to agree the remuneration of the Auditor

5. To elect or re-elect Directors

6. To approve the Annual Report on Remuneration for the year ended 31 December 2020

7. To approve the Directors' Remuneration Policy

8. To authorise limited political donations

9. To authorise the Directors to allot shares

10. To authorise the Directors to disapply pre-emption rights

11. To authorise the Directors to further disapply pre-emption rights for acquisitions and specified capital investments

12. To authorise the Company to purchase its own shares

13. To reduce the notice period for general meetings

14. To amend the rules of the Performance Share Plan 2020

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 30 March 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary